OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com
September 20, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2010
File No. 001-12579

Oklahoma Gas and Electric Company
Form 8-K
Filed June 8, 2010
File No. 001-1097

Dear Mr. Owings:

Reference is made to the letter, dated September 8, 2010, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filings (the “Staff Comment Letter”).  This letter is submitted on behalf of OGE Energy Corp. (the “Company”) in response to the Staff Comment Letter.  To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

OGE Energy Corp.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Recent Developments and Regulatory Matters, page 53

Global Climate Change and Environmental Concerns, page 54

1.
Please clarify the disclosure to describe why your geographic position is so unique as to allow you to leverage such position to develop renewable energy resources for wind that competitors who are not in your geographic position cannot leverage.

Response:

In future filings, the Company will clarify the disclosure by providing disclosure comparable to the following, to the extent applicable:

The OG&E service territory is in central Oklahoma and borders one of the nation’s best wind resource areas.  Although other U.S. utilities can freely develop wind farms in this region, OG&E’s close proximity to this resource does allow us to focus more on wind generation opportunities due to our close geographic proximity. Uncertainty surrounding global climate change and environmental concerns related to new coal-fired generation development is changing the mix of the potential sources of new generation in the region.  Adoption of renewable portfolio standards would be expected to increase the region’s reliance on wind generation. The Company believes it can leverage its advantageous geographic position to develop renewable energy resources for wind and transmission to deliver the renewable energy.  OG&E is the largest electric utility in Oklahoma.  According to the U.S. Department of Energy, Oklahoma ranks ninth among the best states for potential wind generation with 516,822 megawatts (“MW”) of potential installed capacity.  Per a National Renewable Energy Laboratory map, the majority of Oklahoma’s wind resources are located in the western third of the state and on the western edge of OG&E’s service territory.  Although other U.S. utilities can develop wind farms in this region, OG&E’s close proximity to this resource does allow it to focus more on wind generation.  In addition, the Southwest Power Pool Regional Transmission Organization has begun to address the relative lack of transmission lines capable of bringing renewable energy out of the wind resource area in western Oklahoma, the Texas panhandle and western Kansas to load centers by planning for more transmission to be built in the area and, due to the proximity of OG&E’s service territory and its transmission construction capabilities, OG&E expects to benefit by building a substantial portion of this new transmission network. In addition to significantly increasing overall system reliability, these new transmission resources should provide greater access to additional wind resources that are currently constrained due to existing transmission delivery constraints.

As indicated above, the disclosure will clarify in future filings that the Company’s geographic position is “advantageous” rather than “unique.”

Liquidity and Capital Requirements, page 76

2.
The table on page 77 shows that you have $300 million of long-term debt maturing during 2013 and 2014.  The disclosure on pages 78 and 126 states that there are no long-term debt maturing in 2013 and $200 million of long-term debt maturing in 2014.  Please reconcile the different disclosures.

Response:

The table on page 77 that shows the Company has $300 million of long-term debt maturing during 2013 and 2014 is correct.  The $200 million of long-term debt maturing in 2014 was a typographical error on pages 78 and 126.  Enogex has $200 million of long-term debt maturing in 2014 and OGE Energy Corp. has $100 million of long-term debt maturing in 2014 for a total of $300 million of long-term debt maturing in 2014. There is no long-term debt maturing in 2013.   This will be corrected in the Company’s Form 10-K for the year ended December 31, 2010.

Exhibits

3.
Please  file  complete  copies of  material  agreements, including  all exhibits, schedules and  attachments.  See Item 601(b)(10) of Regulation
S-K.  For example, we note that you have not provided all of the schedules and exhibits to Exhibit 10.22 – Credit Agreement dated as of April 1, 2008.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please review your material agreements and re-file complete agreements with your next periodic report.  Please confirm your understanding in this regard.

Response:

The Company will re-file the complete agreement, including schedules and exhibits, related to Exhibit 10.22 noted above in the Company’s Form 10-Q for the quarter ended September 30, 2010.  Also, the Company will re-file the complete agreements, including schedules and exhibits, from Exhibits 10.14 and 10.15 (in the Company’s 2009 10-K) in the Company’s Form 10-Q for the quarter ended September 30, 2010. Lastly, the Company reviewed its other material agreements and believes that all exhibits, schedules and attachments have been appropriately filed.

4.
We note that the names of the documents filed as Exhibits 10.31, 10.32, 10.33 and 10.38 are “Form of Employment Agreement” or “Employment Agreement” instead of “Form of Change of Control Agreement” or “Change of Control Agreement,” respectively, as currently listed in your Exhibit Index.  Please revise the names of these exhibits in this Exhibit Index to match the names of the filed documents.

Response:

The Company will revise the names of the exhibits noted above to match the names of the filed documents in the Company’s Form 10-K for the year ended December 31, 2010.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 3

Related Party Transaction Policy; Prohibition on Loans, page 7

5.
Please revise the disclosure to describe the related party transaction policy governing each individual who is deemed to be a “related person,” as defined under Instruction 1 to Item 404(a) of Regulation S-K.  We note that your current disclosure provides that executive officers are subject to the related party transaction policy in your Code of Ethics and directors and their affiliates are subject to the related party transaction policy in your Corporate Governance Guidelines.  However, you do not disclose the related party transaction policy governing other individuals deemed to be “related persons” under Instruction 1 to Item 404(a) of Regulation S-K, namely security holders covered by Item 403(a) of Regulation S-K.

Please also revise the disclosure to indicate who has the responsibility to determine whether a conflict exists and the standards to be applied by such person when determining whether a conflict exists under your Code of Ethics and your Corporate Governance Guidelines.  Please also describe the standards used by your board of directors, or a committee of your board of directors, in determining whether to waive a conflict.  See Item 404(b) of Regulation S-K.

Response:

In future filings, the Company will clarify that it does not have a related party transaction policy for persons other than executive officers and directors and their affiliates.  The Company also will indicate that the charter of the Nominating and Corporate Governance Committee of the Company’s Board of Directors provides that the Nominating and Corporate Governance Committee is to consider possible conflicts of interest of directors and management and make recommendations to prevent, minimize or eliminate such conflicts of interest.  Similarly, the Company will indicate that the charter of the Audit Committee of the Company’s Board of Directors provides that the Audit Committee is to periodically obtain reports regarding compliance with the Company’s Code of Ethics.

With regard to standards to be applied, the Company will indicate in future filings that the Code of Ethics provides, among other things, that (i) conflicts of interest may arise when an individual or someone in his or her immediate family receives improper personal benefits as a result of the employee’s position, (ii) employees should not authorize business with any firm in which they, or a member of their immediate family, have a direct or indirect interest and (iii) employees should, as a general rule, avoid accepting a gift or invitation of such value (generally in excess of $100) that acceptance could create or appear to create, an obligation to a person or company with whom the Company does business.  The Company will also indicate that the prohibition in the Company’s Corporate Governance Guidelines against engaging in transactions with directors or their affiliates if a transaction would cast into doubt the independence of a director, present a conflict of interest, or is otherwise prohibited by law, rule or regulation includes (i) directly or indirectly, any extension, maintenance or renewal of an extension of credit to any director or member of management of the Company and (ii) significant business dealings with directors or their affiliates, substantial charitable contributions to organizations in which a director is affiliated, and consulting contracts with, or other indirect forms of compensation to, a director.

The Company will further clarify in future filings that, except as discussed above, the Company has not prescribed any specific standards to be applied when determining whether a conflict exists or whether a waiver of any such conflict should be made.

Proposal No.1 – Election of Directors, page 13

Directors Whose Terms Expire at 2011 Annual Meeting of Shareowners, page 16

6.
Please revise the disclosure to describe the business experience of Linda Petree Lambert for the past five years, or clarify your disclosure by adding dates or the duration of employment.  See Item 401(e) of Regulation S-K.

Response:

The business experience of Ms. Lambert for the past five years is disclosed in this section.  This will be clarified by adding the dates or duration of her employment in the Company’s 2011 Proxy Statement in a manner comparable to the language noted below.

LINDA PETREE LAMBERT, 70, is President of LASSO Corporation, a diversified oil and gas investment company. Ms. Lambert has served in such capacity since 1991.  Ms. Lambert is also President of Enertree, L.L.C., also an oil and gas investment company. Ms. Lambert has served in such capacity since 2003. Ms. Lambert serves as Chairman of the Board of Mercy Health Center, serves on the Board of Oklahoma Water Resources, serves on the Boards of the International Longevity Center and the United Way of Central Oklahoma and is a member of the Board of Directors of InvesTrust, a privately held trust company. Ms. Lambert has been a director of the Company and of OG&E since November 2004, and is a member of the Audit Committee and the Nominating and Corporate Governance Committee of the Board.

Executive Officers’ Compensation, page 22

Compensation Discussion and Analysis, page 22

7.
We note your indication that the new salary for each of your named executive officers was either below or within $7,500 of the median for an executive with similar duties in the respective peer group.  Please revise to briefly explain why you used $7,500 as the threshold by which to measure the amounts you set.

Response:

The Company did not use $7,500 as a threshold to measure base salary.  As indicated on page 22 of the Company’s proxy statement, “The Compensation Committee’s intent in setting salaries is to pay competitive rates based on an individual’s experience and level of performance.”  As indicated on page 23 of the proxy statement, “For 2009, senior management in making recommendations on compensation and the Compensation Committee in making decisions on compensation used as a primary guideline the median market pay data.......However, actual compensation recommendations by senior management and decisions on compensation by the Compensation Committee can vary from this market data for numerous reasons, including an individual’s performance, experience level and internal equity.”  Therefore, although the primary guideline for setting base salaries is the median base salary for a similar position in the relevant peer group, individual experience and performance can cause the actual salaries to vary somewhat from the median.  In order to give the reader some context regarding the extent to which the actual salaries varied from the median, the Company stated, “The new salary for each of these individuals was either below or within $7,500 of the median for an executive with similar duties in the [relevant] Peer Group.”  The Company used $7,500 because that was the actual result, not a threshold.  If the actual salaries were within $2,500 of the median, $2,500 would have been used.

Potential Payments Upon Termination or Change of Control, page 39

8.	While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company.  Please revise.  See section VI of the Securities Act Release 33-8732A.

Response:

The Company will consider presenting potential payments upon termination or change of control in a tabular format in the Company’s 2011 Proxy Statement.

Oklahoma Gas and Electric Company

Form 8-K filed June 8, 2010

9.
Please file an amended Form 8-K to re-file the opinion of counsel as Exhibit 5.01.  When opining that the Senior Notes will be binding obligations of Oklahoma Gas and Electric Company, counsel cannot assume that the Senior Notes have been duly executed and delivered and the consideration for the Senior Notes have been duly received.

Response:

The Company believes that the language in the Exhibit 5.01 opinion is appropriate prior to the closing and issuance of the senior notes and that counsel cannot be expected to render an opinion on the securities prior to closing unless such qualifications are included.  Because the securities have now been delivered and the consideration received by the Company, the Company will file an amended Form 8-K to include a revised opinion.

The Company also acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes
Controller and Chief Accounting Officer

cc:  Charles Lee